

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2021

Marco Del Lago
Chief Financial Officer
Stevanato Group S.p.A.
Via Molinella 17
35017 Piombino Dese – Padua
Italy

> **Re: Stevanato Group S.p.A.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted April 30, 2021**
> **CIK 0001849853**

Dear Mr. Del Lago:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Registration Statement on Form S-1 filed April 30, 2021

Selected Risks, page 8

1. We note your added disclosure in the penultimate bullet point on page 10 in response to our prior comment 11. Please expand your disclosure in the summary to explain the nature of the dual class structure and how it could adversely affect the value and trading market for the shares.

Dividend, page 14

2. In your next amendment please revise to include a summary of your dividend policy.

Marco Del Lago
Stevanato Group S.p.A.
May 14, 2021
Page 2

You may contact Kevin Stertzel at 202-551-3723 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing